

EX-99.1 2 finalahtgovernancepressrel.htm EXHIBIT

A

EXHIBIT 99.1



ASHFORD
HOSPITALITY TRUST

NEWS
RELEASE

Contact:	Deric Eubanks	Elise Chittick	Scott Eckstein
	Chief Financial Officer	Investor Relations	Financial Relations Board
	(972) 490-9600	(972) 778-9487	(212) 827-3766

ASHFORD TRUST ANNOUNCES CORPORATE GOVERNANCE ENHANCEMENTS

Committed to Maintaining Corporate Governance Policies and Practices at Ashford Trust and Ashford Inc. that Best Serve Interests of Company and Shareholders

DALLAS, October 27, 2014 -- Ashford Hospitality Trust, Inc. (NYSE: AHT) today announced that its Board of Directors has taken a series of actions, in response to the Board's on-going dialogue with Company shareholders, which are meant to enhance the Company's corporate governance practices as well as the corporate governance practices for the spin-off entity Ashford Inc.

"Ashford Trust is committed to maintaining corporate governance policies and practices that best serve the interests of the Company and our shareholders," said Monty J. Bennett, Ashford Trust's Chairman and Chief Executive Officer. "Responding to feedback from our shareholders, we determined to amend our corporate governance policies and practices so that the Company is firmly aligned with the interests of its shareholders."

The following corporate governance enhancements for Ashford Trust were unanimously approved by the Board of Directors, and include:

voting standard in the election of directors in uncontested elections, subject to approval of a similar amendment to the Company's charter at the 2015 annual shareholder meeting;

- Amendments to the Company's bylaws to permit shareholders to amend the bylaws; and

- Amendments to the Company's bylaws to reduce the threshold to call a special meeting of shareholders from 50 percent to 35 percent of the outstanding common stock, following the Company's 2015 annual shareholder meeting.

In addition, the Board of Directors unanimously approved plans for corporate governance enhancements for Ashford Inc., which enhancements would be instituted in connection with the previously announced spin-off of Ashford Trust's asset management business, including:

- Amendments to the bylaws of Ashford Inc., providing Ashford Inc. shareholders the right to call a special meeting;

- A plan to provide Ashford Inc. shareholders the opportunity to vote to declassify the Board at Ashford Inc.'s first annual meeting;

- A plan to permit Ashford Inc.'s directors up for annual election to be removed with or without cause, if shareholders vote to declassify the Board; and

- A plan to provide Ashford Inc. shareholders the opportunity to provide an advisory non-binding vote on executive compensation every three years.

"Since Ashford Inc. will be a small cap company post spin, the Board considered the likely volatility in the trading of Ashford Inc. stock and the potential for large share accumulations," added Mr. Bennett. "The Board is committed to protecting the Ashford Inc. franchise and the interests of all shareholders during this initial period as a newly public company."

Additional information concerning Ashford Trust's corporate governance guidelines, including the enhancements announced today, will be available on the Company's website and in a Form 8-K to be filed with the Securities and Exchange Commission.

Ashford Hospitality Trust is a real estate investment trust (REIT) focused on investing opportunistically in the hospitality industry across all segments and at all levels of the capital structure primarily within the United States.

- Amendments to the Company's bylaws, consistent with the proposal previously approved by shareholders at the Company's 2014 annual shareholder meeting, providing for a majority



The proposed resolutions presented in UNITE HERE's notice to AHT are:

A. Resolutions pertaining to Ashford Hospitality Trust:

1. Resolved, shareholders of Ashford Hospitality Trust hereby amend the Amended and Restated Bylaws dated February 25, 2014 to restore shareholders' rights to amend the Bylaws, by changing Article VI, Section 8, to read: "**Section 8. Amendments.** These Bylaws may be altered, amended or repealed, and new bylaws adopted, by the vote of a majority of the entire Board of Directors or by a vote of a majority of the voting power of the common stock of the Corporation. This section can only be amended if approved by a majority of the voting power of the common stock of the Corporation."

If any law bars shareholders from making the above amendment, then this resolution shall be deemed a recommendation to the Board.

2. Resolved, shareholders of Ashford Hospitality Trust hereby amend the Amended and Restated Bylaws dated February 25, 2014 to reinstate the language of the Trust's November 12, 2010 Bylaws regarding Special Meetings, including, among other provisions, <u>reinstating shareholders' right to call a special meeting of shareholders with the support of 25% of all votes entitled to be cast at such a meeting</u>. If any law bars shareholders from making the above amendment, then this resolution shall be deemed a recommendation to the Board.

3. Resolved, shareholders of Ashford Hospitality Trust <u>recommend to the Board that the proposed spinoff of Ashford Inc. be put to a vote by shareholders</u>.

4. Resolved, shareholders of Ashford Hospitality Trust recommend that the Board revise its advisory agreement with Ashford, Inc. to:

a. Remove any and all penalties for terminating the Advisory Agreement and becoming self-managed;
b. Amend the base fee to provide that AHT pay the*lowest* alternative base fee;
c. Remove change in control termination fees.

5. Resolved, shareholders of Ashford Hospitality Trust recommend the Board take all necessary steps to allow open bidding for all hotel management contracts at its hotels.

B. Resolutions pertaining to Ashford Inc., currently a subsidiary of Ashford Hospitality Trust

1. Resolved, shareholders of Ashford Hospitality Trust, as the future shareholders of Ashford Inc., call on Ashford Inc. to take all necessary steps to<u>allow for the annual election of all directors</u>.

2. Resolved, shareholders of Ashford Hospitality Trust, as the future shareholders of Ashford Inc., call on Ashford Inc. to take all necessary steps to<u>remove the restrictions on individual stock ownership</u>.

3. Resolved, shareholders of Ashford Hospitality Trust, as the future shareholders of Ashford Inc., call on Ashford Inc. to take all necessary steps to<u>reinstate shareholders' right to call a special meeting of with the support of 25% of all votes entitled to be cast at such a meeting</u>.

4. Resolved, shareholders of Ashford Hospitality Trust, as the future shareholders of Ashford Inc., call on Ashford Inc. to take all necessary steps to allow for the <u>removal of directors without cause by the vote</u>

<u>of a majority of all votes entitled to be cast</u>.

5. Resolved, shareholders of Ashford Hospitality Trust, as the future shareholders of Ashford Inc., call on Ashford Inc. to take all necessary steps to allow for <u>annual advisory votes on executive compensation</u> regardless of statutory requirements.

6. Resolved, shareholders of Ashford Hospitality Trust, as the future shareholders of Ashford Inc., call on Ashford Inc. to take all necessary steps to opt out of the Delaware anti-takeover statute.

This solicitation for a Special Meeting of AHT shareholders has been undertaken while Ashford Inc remains a subsidiary of AHT. According to AHT's bylaws, a majority of voting shares is sufficient to conduct business at an annual or special meeting of shareholders. Resolutions 1-2, if passed, are intended to be binding Bylaw amendments under the authority of Article X of Ashford Hospitality Trust's Charter, as Amended and Restated July 31, 2003, the latest Charter filed by Ashford Hospitality Trust with the SEC. If any law bars shareholders from making the above amendments, then Resolutions 1-2 shall be deemed recommendations to the Board.

The remaining resolutions , if passed, would be advisory, and would not bind the Board of Directors. If a spin-off is completed before the Special Meeting is held, Ashford Inc will be legally distinct from Ashford Trust. In this case, the six proposed resolutions pertaining to Ashford Inc would be beyond the power of the Board of Directors of Ashford Hospitality Trust to implement in such capacity.



UNITEHERE!
1775 K STREET, NW, SUITE 620, WASHINGTON, DC 20006 • TEL (202) 393-4373 • FAX (202) 223-6213 • WWW.UNITEHERE.ORG

December 10, 2012

David A. Brooks, Secretary
Ashford Hospitality Trust
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254

Via Facsimile and Overnight: 972-980-2705

Dear Mr. Brooks:

I am submitting on behalf of UNITE HERE the enclosed shareholder proposal for inclusion in Ashford Hospitality Trust's proxy statement and form of proxy relating to the 2013 Annual Meeting, pursuant to SEC Rule 14-a8.

Materials enclosed include:

- A copy of our proposal and supporting statement.
- A statement from Morgan Stanley Smith Barney representing UNITE HERE's beneficial ownership of 765 common shares continuously for at least a one-year period.
- A letter from Marty R. Leary, UNITE HERE Deputy Director Research, designating me to act on behalf of UNITE HERE with respect to UNITE HERE's enclosed shareholder proposal.

The reason for presenting this proposal is stated in our supporting statement. We have no material interest in the proposal's subject other than that interest which all shareholders have in its enactment. We intend to hold these shares through the date of the upcoming Annual Meeting, and will appear in person to bring this business before the meeting.

JOHN W. WILHELM, PRESIDENT
GENERAL OFFICERS: Sherri Chiesa, Secretary-Treasurer; Peter Ward, Recording Secretary; D. Taylor, General Vice President;
Tho Thi Do, General Vice President for Immigration, Civil Rights and Diversity

Please contact me at the number or email below regarding any issues or questions arising out of this submission.

Sincerely,



Courtney Alexander
Deputy Director Research
UNITE HERE
1135 Terminal Way #203
Reno, Nevada 89502
631-834-4681 cell
775-689-8674 fax
calexander@unitehere.org

Enclosures

STOCKHOLDER PROPOSAL

RESOLVED, that the following be added to Article III, Section 10 of Ashford Hospitality Trust's ("Corporation") Bylaws:

A. The Chairman of the Board shall be a director who is independent from the Corporation.

B. For purposes of this Bylaw, "independent" has the meaning set forth in the New York Stock Exchange ("NYSE") listing standards. If the Corporation's common stock is listed on another exchange and not on the NYSE, such other exchange's definition of independence shall apply.

C. The Board of Directors shall assess semi-annually whether a Chairman who was independent at the time he or she was elected is no longer independent. If the Chairman is no longer independent, the Board of Directors shall select a new Chairman who satisfies the requirements of this Bylaw within 60 days of such assessment.

D. This Bylaw shall apply prospectively, so as not to violate any contractual obligation of the Corporation in effect when this Bylaw was adopted. The Board shall terminate any such contractual obligation as soon as it has the legal right to do so.

E. Notwithstanding any other Bylaw, the Board may not amend the above without shareholder ratification.

F. Each of the above provisions is severable.

IT IS FURTHER RESOLVED that if any law bars shareholders from making the above amendments, then this resolution shall be deemed a recommendation to the Board.

Supporting Statement:

This proposal would improve the Board's ability to exercise independent oversight over corporate management by requiring an independent Board chair.

A growing number of U.S. companies are appointing independent board chairs. Over 53% of separate board chairs at S&P 1500 companies were considered independent in 2011, up 2% from 2010, according to a 2012 study by Institutional Shareholder Service. A majority of major US hotel REITs have non-executive chairs. ISS guidelines stress the importance of the Chair's independence where a company engages in significant related party transactions.

Chairman Archie Bennett, Jr. is neither independent of the Corporation nor its Chief Executive Officer. He is the father of Montgomery Bennett, Ashford's CEO. He received a base salary of $400,000 and a bonus of $340,000 in 2011. Messrs Archie and Montgomery Bennett are 100% owners of Remington Lodging, the "primary property manager" for Ashford.

Despite appointing an independent director, the company's reliance on related party transactions has grown. Remington Lodging managed 46.9% of Ashford's legacy hotel properties in 2011, up from 38.9% in 2008. Management fees to Remington Lodging have increased from $10.5 million in 2009 to $13 million in 2011. Further, following the acquisition of 28 hotels from the Highland portfolio in 2011, Remington gained management contracts for 17 of the properties.

In 2012, ISS recommended an advisory vote against named executive officers' compensation, noting our CEO's total compensation more than doubled in a year, while Total Shareholder Return decreased by 13.4%.

The company's shares, meanwhile, still trade below levels seen between 2005, 2006 and most of 2007.

We urge you to vote YES to give our Board greater oversight over management.



D

ASHFORD'S STATEMENT IN OPPOSITION TO PROPOSAL NUMBER FOUR

The board of directors recommends that shareholders vote "AGAINST" this proposal for the following reasons:

The board believes that its current governance structure provides strong independent board leadership and engagement while deriving the benefit of having our chief executive officer also serve as chairman of the board. Accordingly, the board strongly believes that you should vote "AGAINST" this proposal. The specific reasons for the board's position are summarized as follows:

- ***There is no established consensus that having an independent chairman or separating the roles of the chief executive officer and chairman enhances returns for stockholders.*** We are not aware of any study or empirical data that conclusively supports the theory that company performance or stockholder returns are enhanced by having an independent chairman. In fact, in the case of our company, we have materially and consistently outperformed our peer average on the basis of total stockholder returns and EBITDA margins over the past three (3) years, while having a non-independent chairman, as described in the "Compensation Discussion and Analysis–Company Performance and 2012 Pay Decisions" section of this proxy.
- ***Having an independent lead director with well-defined responsibilities that support the board's oversight responsibilities is a strong viable alternative to having an independent chairman.*** Institutional Shareholder Services, an independent corporate governance expert and proxy advisory firm, has published guidelines that identify specific duties and responsibilities that should be given to a lead director when a company does not have an independent chairman, and we have fully implemented those guidelines.
- ***The board should have the flexibility to appoint the most appropriate member of the board as chairman, including, if appropriate, a member of management.*** Based on its experience, the board believes that there is no "one size fits all" approach to assuring strong leadership, and that the determination of the appropriate person to serve as chairman of the board may change based on circumstances. The board should not be constrained by an inflexible, formal requirement that the chairman of the board be an independent director, particularly when the company has a lead director with well-defined duties and responsibilities.
- ***The board believes that a single person acting in the capacities of chairman and chief executive officer provides clear and unambiguous leadership and serves as an effective bridge between the board and management.*** The board believes that the company can more effectively execute its strategic initiatives and maximize shareholder value at this time if the chairman of the board is also the chief executive officer.
- ***Mr. Monty Bennett's in-depth familiarity with the day-to-day operations of our company and more than 20 years of experience in all aspects of the hospitality industry make him uniquely situated and best qualified to serve in the combined role of chairman and chief executive officer.*** The board believes that Mr. Bennett has shown strong and consistent leadership in his role as chief executive officer as well as in his role as a director, both prior to be appointed chairman of the board and since that time. Further, Mr. Bennett currently holds 5,853,890 shares of our common stock or units that are redeemable for cash or, at our option, shares of our common stock on a one-for-one basis, reflecting ownership by Mr. Bennett of 7.9% of our common stock on a fully-diluted basis. Mr. Bennett's significant equity holdings in our company creates a strong alignment of his interests with those of our shareholders and gives him with a substantial personal incentive to make business decisions that are in the best interests of our shareholders.

The board agrees that strong, independent board leadership is a critical aspect of effective corporate governance. For that reason, in March 2013, our board amended our corporate governance guidelines to strengthen the governance structure and provide the lead director with clearly delineated and comprehensive duties. Our guidelines now (i) mandate the appointment of a lead director, (ii) require that at least two-thirds of our directors

58

<u>**Table of Contents**</u>

be independent, (iii) require that each of our standing committees be comprised solely of independent directors, and (iv) specifically outline the lead director's duties and responsibilities, which include the following:

- presides at all meetings of the board at which the chairman is not present and all executive sessions of the independent directors, including at least two regularly scheduled meetings per year for the non-management directors without management present;
- advises the chairman and chief executive officer of decisions reached and suggestions made at meetings of independent directors/non-management directors;
- serves as liaison between the chairman and the independent directors;
- approves information sent to the board;
- approves meeting agendas for the board;
- approves meeting schedules to assure that there is sufficient time for discussion of all agenda items;
- has the authority to call meetings of the independent directors; and
- if requested by major shareholders, ensures that he or she is available for consultation and direct communication.

Additionally, our charter contains a requirement that any transaction or agreement involving us, our wholly-owned subsidiaries or our operating partnership and a director or officer or an affiliate of any director or officer will require the approval of majority of the disinterested directors. Also, our board adopted a policy at the time of our initial public offering that remains in effect and requires all management decisions related to the management agreement with Remington Hotels, LLC or its affiliates be approved by a majority of the independent directors.

In making the decision to combine the role of chairman and chief executive officer at this time, the board reviewed ample research indicating there is no established connection that having an independent chairman or separating the roles of the chief executive officer and chairman is a corporate governance best practice or that such a mandate enhances returns for stockholders. The authors of a 2004 Wharton School of Business article entitled "Splitting Up the Roles of CEO and Chairman: Reform or Red Herring?" (available at http://knowledge.wharton.upenn.edu) conclude there is no evidence that separating the positions of chairman and chief executive officer improves corporate performance. Further, an Equilar study of company proxies between January 1, 2012 and September 30, 2012 (available at http://www.equilar.com/knowledge-network/research-articles/2012/pdf/equilar-board-leadership-among-sp-1500-companies.pdf) found that approximately half of S&P 1500 companies have a leadership structure combining the positions of chairman and chief executive officer, while more than half (approximately 58%) of the S&P 500 large cap companies have combined the roles. With a lack of established consensus on this matter, the board feels that it should have the flexibility to select a chairman of the board that is the best candidate and that will best serve the interests of all shareholders, based on the circumstances facing the company at the time of its decision.

At this time, the Board believes that Mr. Bennett, as the individual with primary responsibility for managing the company's day-to-day operations, is best positioned to chair regular board meetings as we discuss key business and strategic issues. Coupled with an independent lead director, this combined structure provides independent oversight while avoiding unnecessary confusion regarding the board's oversight responsibilities and the day-to-day management of business operations.

We believe that the governance practices we have in place should provide our stockholders with confidence that board and committee deliberations and decisions are made with significant input from independent directors, while not giving up the advantage of having a chairman of the board, such as Mr. Bennett, who uniquely understands the company, its strategic direction and the hospitality industry.

E

TRANSMISSION VERIFICATION REPORT

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MODE	STANDARD ECM

UNITE HERE! Canada

UNITE HERE Canada
Nick Worhaug, Canadian Director and International Vice-President
Karen Grella, International Vice-President
Ontario Federation of Labour Building
15 Gervais Drive, 3rd Floor, Toronto, ON, M3C 1Y8
E: info@uniteherecanada.org OFL-CLC

FAX COVER SHEET

TO	ORGANIZATION	FAX NO.
David Brooks, Secretary	Ashford Hospitality Trust	1-972-980-2705

DATE: December 12, 2013

No. OF PAGES: 4 (Including this cover)

RE: Shareholder proposal for 2014 Annual Meeting

FROM: JJ Fueser/Courtney Alexander

UNITEHERE!

275 Seventh Avenue, New York, NY 10001 • TEL (212) 265-7000 • FAX (212) 265-3415
WWW.UNITEHERE.ORG • facebook.com/UNITEHERE • @UNITEHERE

December 11, 2013

David A. Brooks, Secretary
Ashford Hospitality Trust
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254

Via Facsimile and Email: 972-980-2705

Dear Mr. Brooks:

I am submitting on behalf of UNITE HERE the enclosed shareholder proposal for inclusion in Ashford Hospitality Trust's proxy statement and form of proxy relating to the 2014 Annual Meeting, pursuant to SEC Rule 14-a8.

Materials enclosed include:

- A copy of our proposal and supporting statement.
- A statement from Morgan Stanley Smith Barney representing UNITE HERE's beneficial ownership of 765 common shares continuously for at least a one-year period.

The reason for presenting this proposal is stated in our supporting statement. We have no material interest in the proposal's subject other than that interest which all shareholders have in its enactment. We intend to hold these shares through the date of the upcoming Annual Meeting, and will appear in person to bring this business before the meeting.

Please contact me at the number or email below regarding any issues or questions arising out of this submission. Please send any correspondence to my email address.

Sincerely,



Courtney Alexander
Deputy Director Research
631-834-4681
calexander@unitehere.org

D. TAYLOR, PRESIDENT
GENERAL OFFICERS: Sherri Chiesa, Secretary-Treasurer • Peter Ward, Recording Secretary
Tho Thi Do, General Vice President for Immigration, Civil Rights and Diversity

Shareholder Proposal to Adopt a Majority Vote Standard in Director Elections

RESOLVED, that the shareholders of Ashford Hospitality Trust (the "Company") recommend that the Board of Directors take the steps necessary to amend the Company's governing documents, consistent with applicable laws, to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

Supporting Statement

We believe that the accountability of the board of directors to its shareholders is integral to the success of our Company. The election of directors is a fundamental right of shareholders. However, when directors are elected using a plurality vote standard, as is used by our Company, director elections are less meaningful. ,

Under the plurality vote standard, a nominee for the board can be elected with as little as a single vote, even if a substantial majority of the votes cast are "withheld" from the nominee. For this reason, we believe that plurality voting should only be used in contested director elections. We recommend our Company change its director election vote standard to a majority vote standard, under which a director must receive a majority of the votes cast to be elected. Furthermore we recommend the Board adopt a director resignation policy requiring that directors who do not receive the required vote for election submit their resignation.

This proposal topic has gained widespread support among investors. The proxy advisory service, ISS, reports that this proposal received majority support among shareholders voting on the topic for several years. We believe increased accountability to shareholders is especially important at our Company, where the Board reports to a Chair who also holds the office of CEO.

Issues of board independence and increasing related party transactions

Management has recently increased its control over the Board of Directors after Ashford combined the offices of CEO and Chair in early 2013. Under this structure, our CEO is effectively overseeing himself. While Ashford adopted a lead director role in early 2010, the volume of related party transactions has increased since that time.

As a lodging REIT, Ashford's performance depends heavily on that of its hotel management companies. The "primary property manager" for the REIT, Remington Lodging, is 100% owned by Ashford's Chair/CEO, Monty Bennett, and his father, Ashford's Chair Emeritus, Archie Bennett. Other major hotel REITs are moving in the opposite direction, spinning off related management companies, diversifying their managers and/or eliminating exclusivity agreements.

Under Exclusivity and Master Management Agreements, Remington Lodging managed 46.8% of Ashford's legacy hotel properties in 2012, up from 38.9% in 2008. Seven additional management contracts with Ashford's hotels were transferred from Marriott to Remington in May 2013. Further, following the acquisition of 28 hotels from the Highland portfolio in 2011, Remington gained management contracts for 21 of the properties.

We urge shareholders to vote FOR this proposal.

AHT 2015 DEF 14 A   (4/17/15)

(F)

PROPOSAL NUMBER TWO—APPROVAL OF A MAJORITY VOTE REQUIREMENT FOR UNCONTESTED DIRECTOR ELECTIONS

Historically, directors of the company have been elected by the affirmative vote of a plurality of the votes cast at any meeting of stockholders held for the purpose of electing directors. In February 2014, our board modified our corporate governance guidelines to provide that in any election of directors that was not a contested election, an incumbent director did not receive a majority of the votes cast, such incumbent director was required to tender his or her resignation as a director, for consideration by the nominating/corporate governance committee of the Board and ultimate decision by our board of directors. The nominating/corporate governance committee then considered any such tendered resignation and made a recommendation to our board of directors as to whether such tendered resignation should be accepted or rejected, or whether other action should be taken with respect to such offer to resign.

At the 2014 annual stockholder's meeting, the stockholders approved a non-binding stockholder proposal recommending that the board of directors take the steps necessary to amend the company's governing documents to provide that director nominees are elected by the affirmative vote of the majority of votes cast at an annual meeting of stockholders, with a plurality vote standard being retained for contested director elections (that is, when the number of director nominees exceeds the number of board seats).

Taking this advisory proposal into consideration, the board of directors adopted and approved Amendment No. 1 to the Second Amended and Restated Bylaws (the "Bylaw Amendment"), effective October 26, 2014. Pursuant to the Bylaw Amendment, the bylaws of the company provide that directors will be elected by the affirmative vote of a majority of the votes cast at any annual or special meeting of stockholders held for the purpose of electing directors, except in the case of a contested election which will require the vote of a plurality of the votes cast. However, Article VII, Section 2 of our Articles of Amendment and Restatement (the "Charter") provides for a plurality election of directors.

This Proposal Number Two is being presented to the stockholders to amend the Charter to allow for a majority voting standard in director elections, consistent with the Bylaw Amendment. If approved by the stockholders, the proposed charter amendment will give full effect to the majority voting requirement, and directors of the company will be elected by the affirmative vote of a majority of the votes cast at any annual or special meeting of stockholders held for the purpose of electing directors, except in the case of a contested election which will require the vote of a plurality of the votes cast.

The proposed amendment to the Charter would amend Article VII, Section 2 to require a majority vote standard for a director in an uncontested election, meaning that such a director nominee must receive a "for" vote from a majority of the shares present and voting at a stockholder meeting to be elected to our board of directors. In the event of a contested election, a plurality voting standard will continue to apply, to guard against a failed election contest in which no candidate receives a majority of the "for" votes.

The proposed charter amendment is attached as **Exhibit** A to this proxy statement. If approved, the proposed charter amendment will become effective upon its filing with the Maryland State Department of Assessment and Taxation. The company would make such a filing promptly after the annual meeting to which the proxy statement relates, and the new voting standards will take effect immediately following such filing.

The board of directors unanimously recommends a vote FOR approval of Proposal Number Two, amending our charter to require a majority vote for uncontested director elections.



G

TRANSMISSION VERIFICATION REPORT

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UNITE HERE! Canada

UNITE HERE Canada
Nick Worhaug, Canadian Director and International Vice-President
Karen Grella, International Vice-President
Ontario Federation of Labour Building
15 Gervais Drive, 3rd Floor, Toronto, ON, M3C 1Y8
E: info@uniteherecanada.org OFL-CLC

FAX COVER SHEET

TO	ORGANIZATION	FAX NO.
David Brooks, Secretary	Ashford Hospitality Prime	1-972-980-2705

DATE: December 13, 2013

No. OF PAGES: 4 (Including this cover)

RE: Shareholder proposal for 2014 Annual Meeting

FROM: JJ Fueser/Courtney Alexander

December 13, 2013

David A. Brooks, Secretary
Ashford Hospitality Prime
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254

Via Facsimile and Email: 972-980-2705

Dear Mr. Brooks:

I am submitting on behalf of UNITE HERE the enclosed shareholder proposal for inclusion in Ashford Hospitality Prime's proxy statement and form of proxy relating to the 2014 Annual Meeting, pursuant to SEC Rule 14-a8.

Materials enclosed include:

- A copy of our proposal and supporting statement.
- A statement from Morgan Stanley Smith Barney representing UNITE HERE's beneficial ownership of 153 shares of Ashford Prime since the record date of November 8, 2013, as a result of our beneficial ownership of 765 common shares of Ashford Hospitality Trust continuously for at least a one-year period.

The following is intended to supply information requested by Ashford Hospitality Prime Bylaws:

The reason for presenting this proposal is stated in our supporting statement. We have no material interest in the proposal's subject other than that interest which all shareholders have in its enactment.

There is no short interest in Ashford Prime's shares, and we have not engaged in any hedging or derivative activity with respect to these shares. There were no agreements, arrangements or understandings with any other shareholders or others regarding risk management or to benefit from changes in Ashford Prime's share price, nor do any agreements exist to increase or decrease UNITE HERE's voting power.

We are aware of no 'Stockholder Associated Person' as defined in the Company Bylaws nor are we aware of any shareholder supporting our proposal yet.

D. TAYLOR, PRESIDENT

GENERAL OFFICERS: Sherri Chiesa, Secretary-Treasurer · Peter Ward, Recording Secretary
Tho Thi Do, General Vice President for Immigration, Civil Rights and Diversity

UNITE HERE through our affiliates represents workers employed at hotels that are owned by Ashford Prime and Ashford Hospitality Trust.

We intend to hold these shares through the date of the upcoming Annual Meeting, and will appear in person to bring this business before the meeting.

Please contact me at the number or email below regarding any issues or questions arising out of this submission. Please send any correspondence to my email address.

Sincerely,



Courtney Alexander
Deputy Director Research
631-834-4681
calexander@unitehere.org

SHAREHOLDER PROPOSAL

RESOLVED, that shareholders of Ashford Hospitality Prime (the "Company") urge the Board to take all steps necessary under applicable law to cause the Company to opt out of Maryland's Unsolicited Takeover Act (Title 3, subtitle 8 of the Maryland General Corporation Law, the "Act"), and to require a majority vote of shareholders before opting back into the Act.

Supporting Statement:

This proposal urges the Board to initiate the actions required for the Company to opt out of provisions of Maryland's Unsolicited Takeover Act. The Act permits the Board, without shareholder approval, to implement various takeover defenses, such as classifying the board, expanding the size of board while filling new vacancies through the votes of directors only, and requiring a two-thirds vote for removal of a director. The statute essentially acts as a poison pill; these defenses, if implemented by the board, may adversely affect shareholder value by discouraging offers to acquire the Company that could be beneficial to shareholders.

The US hotel industry has witnessed improved operating fundamentals for two consecutive years. If the previous cycle is any indication, shareholders can expect to see stepped-up merger activity in the coming years:

- In November 2005, Carl Icahn made a tender offer to purchase 51% of Fairmont Hotels' stock at $40 per share, 23% higher than the average trading price during October 2005.
- In February 2006, Blackstone acquired Meristar REIT for a $10.45 per share consideration, 20% above the average trading price the day before the announcement.
- In 2007, Blackstone acquired Hilton Hotels at a price of per $47.50 share, a 32% premium above the closing price the day the agreement closed. Eagle Hospitality REIT was acquired by an Apollo affiliate for $13.36 per share, a 42% premium over share prices the eve of the announcement.
- JER Realty acquired Highland Hospitality Corporation, a REIT, for $19.50 a share, a premium of approximately 15% over Highland's three-month average closing share price.

Research on anti-takeover statutes such as the Act indicates that these statutes fail to protect shareholder interests. Empirical studies have shown that state anti-takeover statutes harm shareholders by failing to maximize profit and by leading to uncertainty for shareholders (Macey, 1988). Robust econometric data shows that anti-takeover statutes increase agency managerial cost and reduce shareholder wealth (Subramanian, 2002). Further, studies have shown that because they protect managers from removal, they reduce incentives for managers to operate as profitably as possible (Booth, 1988).

Ashford Hospitality Trust, our company's sponsor, has chosen to opt out of the Unsolicited Takeover Act. Our company has already opted out of two additional statutory anti-takeover devices, Maryland's Control Shares and Business Combinations Acts.

We urge shareholders to ask the board to protect shareholder value by similarly opting out of the Unsolicited Takeover Act, and vote FOR this proposal.



UNITEHERE!

275 Seventh Avenue, New York, NY 10001 • Tel (212) 265-7000 • Fax (212) 265-3415
WWW.UNITEHERE.ORG • facebook.com/UNITEHERE • @UNITEHERE

December 10, 2014

David A. Brooks, Secretary
Ashford Hospitality Prime
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254

Via Facsimile: 972-980-2705, E-mail and Overnight Mail

Dear Mr. Brooks:

I am submitting on behalf of UNITE HERE the enclosed shareholder proposal for inclusion in Ashford Hospitality Prime's proxy statement and form of proxy relating to the 2015 Annual Meeting, pursuant to SEC Rule 14-a8.

Materials enclosed include:

- A copy of our proposal and supporting statement.
- A statement from Morgan Stanley Smith Barney representing UNITE HERE's beneficial ownership of 153 shares of Ashford Prime continuously for at least a one-year period.

The following is intended to supply information requested by Ashford Hospitality Prime Bylaws:

The reason for presenting this proposal is stated in our supporting statement. We have no material interest in the proposal's subject other than that interest which all shareholders have in its enactment.

There is no short interest in Ashford Prime's shares, and we have not engaged in any hedging or derivative activity with respect to these shares. There were no agreements, arrangements or understandings with any other shareholders or others regarding risk management or to benefit from changes in Ashford Prime's share price, nor do any agreements exist to increase or decrease UNITE HERE's voting power.

We are aware of no 'Stockholder Associated Person' as defined in the Company Bylaws nor are we aware of any shareholder supporting our proposal yet.

UNITE HERE through our affiliates represents workers employed at hotels that are owned by Ashford Prime and Ashford Hospitality Trust.

We intend to hold these shares through the date of the upcoming Annual Meeting, and will appear in person to bring this business before the meeting.

D. TAYLOR, PRESIDENT
GENERAL OFFICERS: Sherri Chiesa, Secretary-Treasurer • Peter Ward, Recording Secretary
Tho Thi Do, General Vice President for Immigration, Civil Rights and Diversity

Please contact me at the number or email below regarding any issues or questions arising out of this submission.

Sincerely,

JJ Fueser
Research Coordinator
UNITE HERE
T: 416-384-0983 x 303
F: 416-384-0991

SHAREHOLDER PROPOSAL

RESOLVED, that shareholders of Ashford Hospitality Prime (the "Company") urge the Board to take all steps necessary under applicable law to cause the Company to opt out of Maryland's Unsolicited Takeover Act (Title 3, subtitle 8 of the Maryland General Corporation Law, the "Act"), and to require a majority vote of shareholders before opting back into the Act.

Supporting Statement:

This proposal urges the Board to initiate the actions required for the Company to opt out of provisions of Maryland's Unsolicited Takeover Act. The Act permits the Board, without shareholder approval, to implement various takeover defenses, such as classifying the board, expanding the size of board while filling new vacancies through the votes of directors only, and requiring a two-thirds vote for removal of a director. The statute essentially acts as a poison pill; these defenses, if implemented by the board, may adversely affect shareholder value by discouraging offers to acquire the Company that could be beneficial to shareholders.

A majority of shares voted at last year's Annual Meeting have already supported opting out of MUTA, yet our Company has not yet taken action.

The US hotel industry has witnessed improved operating fundamentals for two consecutive years. If the previous cycle is any indication, shareholders can expect to see stepped-up merger activity in the coming years:

- In November 2005, Carl Icahn made a tender offer to purchase 51% of Fairmont Hotels' stock at $40 per share, 23% higher than the average trading price during October 2005.
- In February 2006, Blackstone acquired Meristar REIT for a $10.45 per share consideration, 20% above the average trading price the day before the announcement.
- In 2007, Blackstone acquired Hilton Hotels at a price of per $47.50 share, a 32% premium above the closing price the day the agreement closed. Eagle Hospitality REIT was acquired by an Apollo affiliate for $13.36 per share, a 42% premium over share prices the eve of the announcement.
- JER Realty acquired Highland Hospitality Corporation, a REIT, for $19.50 a share, a premium of approximately 15% over Highland's three-month average closing share price.

Research on anti-takeover statutes such as the Act indicates that these statutes fail to protect shareholder interests. Empirical studies have shown that state anti-takeover statutes harm shareholders by failing to maximize profit and by leading to uncertainty for shareholders (Macey, 1988). Robust econometric data shows that anti-takeover statutes increase agency managerial cost and reduce shareholder wealth (Subramanian, 2002). Further, studies have shown that because they protect managers from removal, they reduce incentives for managers to operate as profitably as possible (Booth, 1988).

Ashford Hospitality Trust, our company's sponsor, has chosen to opt out of the Unsolicited Takeover Act. Our company has already opted out of two additional statutory anti-takeover devices, Maryland's Control Shares and Business Combinations Acts.

We urge shareholders to ask the board to protect shareholder value by similarly opting out of the Unsolicited Takeover Act, and vote FOR this proposal.

James W. McClelland
Senior Vice President

Wealth Management
590 Madison Avenue
11th Floor
New York, NY 10022

direct 212 307 2845
fax 800 858 7358
toll free 800 544 1544

james.w.mcclelland@morganstanley.com

Morgan Stanley

December 10, 2014

To Whom It May Concern,

Please be advised that UNITE HERE owns 153 shares of Ashford Hospitality Prime, Inc. (AHP) and has continuously owned these shares for more than one year. If you have any questions, please call me at 1-212-307-2845.

Sincerely,



James W. McClelland



PROPOSAL NUMBER FOUR—AMENDMENT TO THE CHARTER TO REMOVE ARTICLE VII, SECTION 6 THEREOF

Overview

We are asking our stockholders to vote to approve an amendment (the "Proposed Charter Amendment") to our Charter to remove Article VII, Section 6 thereof (the "Vacancy Filling Election") in order to allow both directors and stockholders to fill a vacancy on our board of directors. The Vacancy Filling Election currently provides that only the directors, and not the stockholders, may fill a vacancy on our board of directors. If the stockholders approve the Proposed Charter Amendment, the Vacancy Filling Election will be removed and, as a result, both the directors and the stockholders will have the right to fill board vacancies.

We are submitting the Proposed Charter Amendment to the stockholders in connection with the board's decision to cause the company to opt out of the Maryland's Unsolicited Takeover Act (the "Act"). At our 2014 annual meeting, a majority of our stockholders supported a stockholder proposal requesting that the board take the steps necessary to cause the company to opt out of the Act and to require a majority vote of stockholders in order to opt back into the Act. The board previously had elected to cause the company to opt into only one provision of the Act, the Vacancy Filling Election, by means of a provision in the Charter, and currently has no plans to opt into its remaining provisions.

After considering the results of the stockholder vote in 2014 and reviewing the merits of opting out of the Act, the board has determined that it is in the best interests of the company to opt out of the Act entirely and require a majority vote of the stockholders before electing to opt back in. Accordingly, the board has adopted resolutions to this effect, and the company will file Articles Supplementary with the State Department of Assessments and Taxation of the State of Maryland (the "SDAT") to reflect the board's adoption of the resolutions. In order to fully opt out of the Act, the company must also adopt, upon the approval of a majority of the votes entitled to be cast on the matter, the Proposed Charter Amendment to remove the Vacancy Filling Election from the Charter. However, the board resolution reflected in the Articles Supplementary is effective as to the other provisions of the Act, which the company will continue to have elected to opt out of, even if the stockholders do not approve the Proposed Charter Amendment.